ELDORADO GOLD CORPORATION

(the “Company”)

COMPENSATION COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Compensation Committee (the “Committee”) is to review human resource and compensation policies and best practices for recommendation to the Board of Directors; and to report on the Committee’s activities on a regular and timely basis to the Board of Directors.  The Committee is also responsible for reviewing and approving management’s recommendations on compensation matters for submission to the Board of Directors for its approval.

CONSTITUTION AND MEMBERSHIP

1.

The Board of Directors appoints Directors to form a Compensation Committee  annually at the organizational meeting of the Board of Directors immediately following the Annual Shareholders Meeting.

2.

The Committee is comprised of at least three Directors (“Member” or “Members”).  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

All of the Members of the Committee are Independent Directors, as defined in National Policy 58-201

4.

The Board appoints the Chairman of the Committee (“Committee Chair”).  The Corporate Secretary of the Company will maintain the record book of the Committee.

5.

The Committee or a Committee Member is able to engage any outside advisors at the Company’s expense that it determines is necessary in order to assist in fulfilling its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance  Committee of the Company.

MEETINGS

1.

Meetings of the Committee will be held at such times and places as the Committee Chair or the Corporate Secretary may determine, but in any event at least two times per year.  Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice, and if those absent waive notice in writing.

2.

A majority of Members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority.   Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review and advise on the Company’s domestic and international compensation policies and practices.

2.

Review, on an annual basis, Management’s proposals regarding overall employee compensation.

3.

Prepare a report, on an annual basis, on the Company’s compensation practices for inclusion in the Company’s Information Circular.

4.

Review, on an annual basis, the compensation of the Chief Executive Officer of the Company for approval by the Board of Directors.

5.

Review, on an annual basis, the Chief Executive Officer’s recommendations for the Senior Executives’ compensation, for approval by the Board of Directors.

6.

Review on an annual basis, Management’s proposals pertaining to overall employee compensation.

7.

Review and approve, on an annual basis, the Chief Executive Officer’s and the Senior Executives’ performance objectives.

8.

Assess and report to the Board of Directors on the performance of the Chief Executive Officer for the prior year.

9.

Require compensation policies for the Chief Executive Officer and the Senior Executives:

a)

properly reflect their respective duties and responsibilities;

b)

are designed to be competitive in attracting, retaining and appropriately motivating senior management personnel of high quality;

c)

are considered against market compensation data for similar roles and levels of responsibility within the Company’s industry peer group to ensure the Company offers a competitive compensation package that appropriately rewards accomplishment and results through an overall remuneration package;

d)

align the interests of the Chief Executive Officer and the Senior Executives with the shareholders to maximize shareholder value; and

e)

are based on established corporate and individual performance objectives.

10.

Review recommendations for Company’s stock option plans and amendments thereto for approval by the Board of Directors, the regulatory agencies and the shareholders as required by securities regulations and guidelines.

11.

Review and approve the Chief Executive Officer’s recommendations for stock option grants to employees, consultants and advisors of the Company and its subsidiaries and affiliates on behalf of the Board of Directors.

12.

Review the Chief Executive Officer’s recommendations for stock option grants to Officers and Directors of the Company for approval by the Board of Directors.

13.

Recommend stock option grants to the Chief Executive Officer for approval by the Board of Directors.

14.

Review and make recommendations on performance objectives and award levels for participants in the Company’s Short Term Incentive Plan (the “STIP”) for approval by the Board of Directors.

15.

Review Management’s recommendations for awards measured against objectives determined at the beginning of each year of the STIP for approval by the Board of Directors.

16.

Require compensation policies for the Independent Directors, the Non-Executive Chairman of the Board compare favorably with the Company’s peer group companies and make recommendations to the Board of Directors for amendments to the Directors Compensation policy when warranted so that compensation:

a)

properly reflects the respective duties and responsibilities of Independent Board Directors;

b)

is designed to be competitive in attracting, retaining and appropriately motivating Directors of the highest quality;

c)

is competitive and appropriately rewards the Company’s Independent Directors as an overall remuneration package; and

d)

aligns the interests of the Independent Directors with the shareholders to maximize shareholder value.

17.

Review executive and director compensation disclosure before being published to the public.

18.

Direct and oversee the investigation into any matter brought to its attention within the scope of its duties.

19.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

20.

Review and reassess the adequacy of these Terms of Reference annually and recommend any proposed changes to the Corporate Governance/Nominating Committee for approval and recommendation to the Board of Directors.

21.

Assess the Committee’s performance of the duties specified in this Terms of Reference and report its findings to the Board of Directors annually.

Approved by the Board of Directors, March 25, 2008